13D

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

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SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

AXION POWER INTERNATIONAL, INC.
(Name of Issuer)

Common Stock, par value $.0001 per share
(Title of Class of Securities)

05460X 10 9
(CUSIP Number)

Sally A. Fonner
914 Curlew Road #403
Dunedin, FL
34698, USA
(727) 469-8691
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 31, 2003
and March 25, 2004
(Date of Event Which Requires Filing
of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(b)(3) or (4), check the following box ( )

(Continued on following pages)

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CUSIP No. 875079105 13D
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1 NAME OF REPORTING PERSON TRUST FOR THE BENEFIT
OF THE SHAREHOLDERS OF
MEGA-C POWER CORPORATION,
SALLY A. FONNER, TRUSTEE
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON N/A
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2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                      (a) ( )
                                                                         (b) (x)
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3 SEC USE ONLY
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4 SOURCE OF FUNDS*                                                            SC

(The Reporting Person was created by the Issuer as a negotiated element of a
December 2003 business combination transaction)

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5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(D) OR 2(E)                                               ( )
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6 CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
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NUMBER OF SHARES                 7 SOLE VOTING POWER                           0
BENEFICIALLY OWNED
BY EACH REPORTING
PERSON WITH:                     8 SHARED VOTING POWER                 7,327,500

                                 9 SOLE DISPOSITIVE POWER              7,327,500

                                10 SHARED DISPOSITIVE POWER                    0
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11 AGGREGATE AMOUNT BENEFICIALLY OWNED
BY EACH REPORTING PERSON                                               7,327,500
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12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*                                                              ( )
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13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                     54.04%
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14 TYPE OF REPORTING PERSON*                                                  OO

(Irrevocable grantor trust)

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* SEE INSTRUCTIONS

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CUSIP No. 875079105 13D
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1 NAME OF REPORTING PERSON SALLY A. FONNER, INDIVIDUALLY
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON N/A
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2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                      (a) ( )
                                                                         (b) (x)
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3 SEC USE ONLY
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4 SOURCE OF FUNDS*                                                            PF
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5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(D) OR 2(E)                                               ( )
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6 CITIZENSHIP OR PLACE OF ORGANIZATION                                    U.S.A.
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NUMBER OF SHARES                      7 SOLE VOTING POWER                 32,700
BENEFICIALLY OWNED
BY EACH REPORTING
PERSON WITH:                          8 SHARED VOTING POWER            7,327,500

                                      9 SOLE DISPOSITIVE POWER           149,400

                                     10 SHARED DISPOSITIVE POWER               0
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11 AGGREGATE AMOUNT BENEFICIALLY OWNED
BY EACH REPORTING PERSON                                               7,476,900
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12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*                                                              ( )
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13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                     55.13%
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14 TYPE OF REPORTING PERSON*                                                  IN
* SEE INSTRUCTIONS

1.    SECURITY AND ISSUER.

This statement on Schedule 13D ("Statement") relates to the $.0001 par value common stock (the "Common Stock"), of Axion Power International, Inc., a Delaware corporation formerly known as Tamboril Cigar Company (the "Issuer"). The Issuer’s principal executive office is located at 100 Caster Avenue, Vaughan, Ontario L4L 5Y9 Canada.

2.    IDENTITY AND BACKGROUND.

(a)	Pursuant to Rule 13d-1(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), this schedule 13D Statement is filed by Sally A. Fonner ("Fonner”) individually and by Sally A. Fonner in her capacity as the trustee of the Trust for the Benefit of the Shareholders of Mega-C Power Corporation (the “Trust”). The Trust is a grantor trust created by an agreement dated December 31, 2003. A copy of the Trust agreement is incorporated by reference from the Issuer’s Current Report on Form 8-K dated January 15, 2004.

Exhibit 99.1 is a written agreement between the Reporting Persons that authorizes the filing of this Statement on behalf of each of them.

(b)	The principal office address of Ms. Fonner and the Trust is 914 Curlew Road #403, Dunedin, Florida 34698.

Sally A. Fonner resides at 1268 Bayshore Boulevard, Dunedin, Florida 34698.

(c)	Sally, A. Fonner’s principal business activities involve the restructuring of inactive public companies and the negotiation of reverse takeover transactions where a private company effects a business combination with a public shell in order to become a publicly held company.

The Trust is an irrevocable grantor trust organized on December 31, 2003 pursuant to an agreement between Tamboril Cigar Company as grantor and Benjamin Rubin as the initial trustee. A copy of the Trust agreement is incorporated by reference from the Issuer’s Current Report on Form 8-K dated January 15, 2004.

Ms. Fonner was appointed successor trustee of the Trust on March 25, 2004 pursuant to a succession agreement between Benjamin Rubin, Sally A. Fonner and Tamboril Cigar Company. A copy of the Succession agreement is incorporated by reference from the Issuer’s Current Report on Form 8-K dated April 13, 2004.

(d)	Sally A. Fonner has not, during the last five years, been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors.

(e)	Sally A. Fonner has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that entered a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or found any violation with respect to such laws.

The Trust has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that entered a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or found any violation with respect to such laws.

(f)    Sally A. Fonner is a U.S. citizen.

The Trust is domiciled in the State of Florida.

3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The 7,327,500 shares that constitute the corpus of the Trust were issued as partial consideration for 100% of the voting securities of Axion Power Corporation, which were acquired by the Issuer in connection with a business combination transaction that closed on December 31, 2003. The 7,327,500 shares that constitute the corpus of the Trust were transferred to the Trust pursuant to the express terms of a Reorganization Agreement between Tamboril Cigar Company, Axion Power Corporation and the holders of 100% of the then issued and outstanding securities of Axion Power Corporation.

4.    PURPOSE OF TRANSACTION.

The Trust was created by the Issuer and the former shareholders of Axion Power Corporation for the purpose of preserving the potential equitable interests of the Mega-C Shareholders in the lead-acid-carbon battery technologies that the Issuer intends to develop while insulating the Issuer from the potential litigation risks associated with the prior business of Mega-C Power Corporation and the alleged unlawful activities of certain directors, officers and stockholders of Mega-C Power Corporation.

(a)	The Reporting Persons have no plans to acquire additional securities of the Issuer, however upon satisfaction of the conditions specified in the trust agreement, the Trust intends to dispose of all securities of the Issuer held by it in accordance with the requirements of the trust agreement.

(b)	The activities of the Trust are subject to the jurisdiction and supervision of the United States Bankruptcy Court for the District of Nevada due to a pending the Chapter 11 reorganization of Mega-C Power Corporation. It is anticipated that substantially all of the Trust’s assets will be sold for the benefit of or distributed to Mega-C’s shareholders after all costs of Mega-C’s Chapter 11 proceeding and all creditors claims have been satisfied.

(c)	The Reporting Persons have no plans that would result in the sale or transfer of a material amount of assets by the issuer or any of its subsidiaries.

(d)	The Reporting Persons have no plans that would result in any change in the present board of directors or management of the Issuer.

(e)	The Reporting Persons have no plans that would result in any change in the present capitalization of the Issuer.

(f)	The Reporting Persons have no plans that would result in any change in the Issuer’s business or corporate structure.

(g)	The Reporting Persons have no plans that would result in any change in the Issuer’s charter or bylaws.

(h)	The Reporting Persons have no plans that would result in the delisting of the Issuer’s securities from a national securities exchange.

(g)	The Reporting Persons have no plans that would result in a class of the Issuer’s securities becoming ineligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act.

5. INTEREST IN SECURITIES OF THE ISSUER.

The total number of shares of the Issuer’s Common Stock outstanding on the date of this Statement was 13,560,500 shares.

(a)	Sally A. Fonner has sole voting power with respect to 32,700 shares of the Issuer’s common stock that are registered in her name. These shares represent 0.2% of the Issuer’s outstanding common stock. Ms. Fonner also owns a presently exercisable warrant to purchase 116,700 shares of the Issuer’s common stock at a price of $2 per share. Upon exercise of the warrant, Ms. Fonner will have sole voting power with respect to the warrant shares. Assuming full exercise of her warrant, Ms. Fonner is the beneficial owner of 1.09% of the Issuer’s common stock.

Sally A. Fonner, in her capacity as Trustee of the Trust, has the sole power to vote or refrain from voting the 7,327,500 shares of the Issuer’s common stock held by the Trust. The Trust Agreement specifically authorizes the Trustee to vote all shares of the Issuer’s stock that are held by the Trust in proportion to the votes actually cast at any meeting of the Issuer’s stockholders by persons other than the trust.

(b)	Sally A. Fonner has sole investment power with respect to 32,700 shares of the Issuer’s common stock that are registered in her name. Ms. Fonner also owns a presently exercisable warrant to purchase 116,700 shares of the Issuer’s common stock at a price of $2 per share. Upon exercise of the warrant, Ms. Fonner will have sole investment power with respect to the warrant shares.

Sally A. Fonner, in her capacity as Trustee of the Trust, has the sole power to direct the disposition of the 7,327,500 shares of the Issuer’s common stock held by the Trust. Notwithstanding the generality of the foregoing, the Trustee’s power to effect dispositions of the Trust corpus is subject to the supervision of the U.S. Bankruptcy Court and the express terms of the Trust agreement.

(c)    Not applicable

(d)	The trust agreement requires the Trustee to sell trust assets to the extent necessary to satisfy the claims of Mega-C Power’s creditors. As a result of the pending Chapter 11 proceeding, the U.S. Bankruptcy Court will have the authority to make such orders respecting the sale of Issuer’s shares as it deems appropriate under the circumstances.

(e)    Not applicable

6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The Trust Agreement dated December 31, 2003 and the Succession Agreement dated March 25, 2004 contain detailed descriptions of the Trustee’s rights, powers and responsibilities with respect to the retention, distribution and sale of the Issuer’s common stock. The complete text of the foregoing agreements is incorporated herein by this reference.

7. MATERIAL TO BE FILED AS EXHIBITS.
Exhibit No.    Exhibit

4.2	Trust Agreement for the Benefit of the Shareholders of Mega-C Power Corporation dated December 31, 2003.	Incorporated by reference from the Issuer’s Current Report on Form 8-K dated January 15, 2003.
4.3	Succession Agreement Pursuant to the Provisions of the Trust Agreement for the Benefit of the Shareholders of Mega-C Power Corporation dated March 25, 2004.	Incorporated by reference from the Issuer’s Current Report on Form 8-K dated April 13, 2004.
99.1	Joint Filing Agreement, dated January 23, 2003.	Attached Hereto

SIGNATURES

After reasonable inquiry, I certify that to the best of my knowledge and belief the information set forth in this Statement is true, complete and correct.

Date: October 6, 2004

/s/ Sally A. Fonner
Sally A. Fonner, individually

/s/ Sally A. Fonner
Sally A. Fonner, as trustee of the Trust for the Benefit of the Shareholders of Mega-C Power Corporation